SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2011

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                     .)

CNH GLOBAL N.V.

Form 6-K for the month of February 2011

List of Exhibits:

1. Press Release entitled “CNH Parts & Service 2011 Trade Fair: Building On A Strong Foundation”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

February 11, 2011

FOR IMMEDIATE RELEASE

For more information contact:

Kris Harper, CNH Parts & Service

Kris.harper@cnh.com

(262) 636-6294

CNH Parts & Service 2011 Trade Fair:

Building On A Strong Foundation

RACINE, Wis. — (February 8, 2011) — CNH Parts & Service, the product support arm of agricultural and construction equipment maker CNH Global N.V., recently concluded its 2011 Trade Fair at the Gaylord Opryland® Resort & Convention Center in Nashville, Tenn. The event brought together nearly 2,500 agricultural and construction equipment dealers from across the U.S. and Canada.

The 2011 Trade Fair gave dealers and their employees a chance to see the latest products from CNH Parts & Service, and to meet with the sales, marketing, training, engineering and supplier teams who support the dealerships that represent the CNH family of brands: New Holland Agriculture, New Holland Construction, Kobelco, Case IH and Case Construction.

“This trade fair has been extremely beneficial,” said Eric Bippus, Vice President of Sales and Marketing for CNH Parts & Service and host of the event. “By bringing everyone together in Nashville, we were able to provide our dealers with a wealth of new information and knowledge that can help them grow their parts and service business.”

From business growth opportunities to the latest high-tech products like precision farming and the new Tier 4 engines, the trade fair floor featured more than 140,000 square feet of product exhibits, staffed by supplier representatives and CNH parts and service experts who offered one-on-one product training and answered questions. Dealers also had a chance to hear and learn from the company’s brand leaders, as well as CNH CEO Harold Boyanovsky.

Showcased throughout the exhibit hall was the latest farm and construction equipment from New Holland, New Holland Construction, Kobelco, Case IH and Case Construction. Exhibits also highlighted the wide range of programs and services designed to boost in-store sales: a state-of-the-art service center, seasonal displays and promotions, highly effective parts and service merchandising concepts, and more.

The event also provided dealers with ample opportunities to learn about the company’s product support and business development programs, with in-depth breakout sessions, on-floor learning workshops and one-on-one product demonstrations. Several representatives from CNH Capital, the captive-financing arm that supports CNH and its brands, also offered a series of informative seminars designed to help dealers understand how CNH Capital’s financing and insurance programs are working to improve the dealer’s overall business.

==more==

The 2011 CNH Parts & Service Trade Fair took place Jan. 26 - Jan. 30, 2011 and was divided into two sessions. New Holland Agriculture, New Holland Construction and Kobelco dealers attended the first session from Jan. 26 - 28. The second session took place from Jan. 28 - Jan. 30 and included Case IH and Case Construction equipment dealers.

“Each session was specifically designed to meet the needs of the dealers who represent the CNH family of brands,” said Bippus. “They met with CNH leaders, support teams, as well as representatives from more than 120 suppliers and vendors. In fact, more than 300 resource people were on hand at any given time to help dealers explore the many new ways we can help them grow their parts and service business.”

The event concluded with a riveting presentation by Commander Kirk S. Lippold USN (Ret.), who was Commanding Officer of the USS Cole when the ship was attacked and bombed on Oct. 12, 2000 during a refueling stop in the Yemeni port of Aden, killing 17 U.S. sailors. Lippold drove home the importance of training and preparedness, and the need for all team members, regardless of rank, to step up as leaders, by acting quickly and decisively, while keeping an eye on what lies ahead.

“At the end of the Trade Fair, the dealers returned to their markets with a clear understanding of how CNH Parts & Service is working with our suppliers and commercial brands to support their growth,” concluded Bippus.

About CNH

CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by more than 11,600 dealers in approximately 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat Industrial S.p.A. (FI.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.

About CNH Parts & Service

CNH Parts & Service provides aftersales parts and service solutions for CNH Global N.V. (NYSE: CNH), a majority-owned subsidiary of Fiat Industrial S.p.A. (FI.MI), and the Case and New Holland brand families, including CNH Original Parts, Case- and New Holland-branded parts, and a wide range of global support services for the Case and New Holland dealer network. More information about CNH and CNH Parts & Service can be found online at: www.cnh.com

###